Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Nine Months Ended
	September 30,		Years Ended December 31,
Dollars in Thousands	2008	2007	2007	2006	2005	2004	2003
Income (Loss) Before Income Taxes (Benefits)	$(38,605)	$11,147	$14,163	$36,813	$32,413	$22,999	$21,427

Plus: Interest on Deposits	33,579	39,845	53,880	41,070	21,320	12,156	13,187
Plus: Interest on Federal Funds Purchased	114	1,789	2,164	744	111	145	146
Plus: Interest on Repurchase Agreements	1,168	3,590	4,492	4,371	2,098	644	377
Plus: Interest on FHLB Advances	1,836	889	1,475	1,180	1,648	1,333	2,727
Plus: Interest on SunTrust Line of Credit	—	—	—	47	170	—	—
Plus: Interest on SunTrust Term Loan	—	398	397	690	—	—	—
Plus: Interest on Subordinated Debt Supporting Trust Preferred Stock Issuances	1,943	2,313	3,229	2,685	868	—	—
Plus: Dividends on Preferred Stock	—	—	—	—	—	—	—
Plus: Interest Within Rental Expense*	—	—	—	—	—	—	—

Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	38,640	48,824	65,637	50,787	26,215	14,278	16,437

Adjusted Earnings	$35	$59,971	$79,800	$87,600	$58,628	$37,277	$37,864

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Including Interest on Deposits)	0.00	1.23	1.22	1.72	2.24	2.61	2.30

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (Excluding Interest on Deposits from Combined Fixed Charges and Preference Dividends and Adjusted Earnings)	**	2.24	2.20	4.79	7.62	11.84	7.59

*	All of Seacoast Banking Corporation of Florida’s leases are operating; none are capitalized.

**	Earnings for the nine-month period ended September 30, 2008 were inadequate to cover fixed charges and preferred stock dividends by $33,544, excluding interest on deposits, and $38,605, including interest on deposits.